FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  20 May, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                            International Power plc


                            Directors' Shareholding



The Company has received notification that David Crane, Chief Executive Officer of International Power plc, has today disposed, by way of gift, a total of 2,000 Ordinary shares in the Company.



The shares have been transferred by Mr Crane to 6 members of his family, outside of his immediate family. No consideration or value has been provided to Mr Crane by any person in respect of the above transfers.



Following these transfers, Mr Crane has a total holding of 42,000 shares in the Company.



Stephen Ramsay

Company Secretary

20 May 2003

END





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary